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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                SCHEDULE 13D/A-2

                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)


                             Globaltron Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  37941F 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Gayle Coleman, Esq.
                               Proskauer Rose LLP
                          2255 Glades Road, Suite 340W
                           Boca Raton, Florida 33431
                                (561) 241-7400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 37941F 10 0                 13D/A-2               Page  2  of 5  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS   GNB Bank (Panama) S.A.
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS         N/A



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                              N/A



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION    Republic of Panama



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         9,500,000(1)

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY        -0-

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         9,500,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            -0-


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,500,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK

--------------------------------------------------------------------------------

(1) Represents 2.5 million shares of common stock and 7.0 million shares of Series A 8% Convertible Preferred Stock, which is convertible into common stock at any time on a one share for one share basis.

CUSIP No. 37941F 10 0              13D/A-2                  Page  3  of 5  Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Globaltron Corporation, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

--------------------------------------------------------------------------------
Item 2. Identity and Background.

(a)-(c) This Schedule 13D is filed by GNB Bank, S.A.(the "Reporting Person"), a corporation organized under the laws of the Republic of Panama, having its principal offices at Calle Manual Icaza No. 18, Panama City, Republic of Panama.

(d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Republic of Panama.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

On June 14, 2001, the Reporting Person acquired 2,500,000 shares of Issuer common stock from Colpafinsa S.A. pursuant to a Stock Purchase Agreement between Colpafinsa and the Reporting Person. On June 26, 2001, the Reporting Person converted a $4.0 million convertible note due by the Issuer to the Reporting
Person into 4.0 million shares of Series A 8% Convertible Preferred Stock ("Series A Stock"). Each share of Series A Stock votes together with common stock and is convertible into common stock on a one-share-for-one-share basis. On June 26, 2001, the Reporting person acquired $3.0 million shares of Series A Stock from the Issuer for $2.00 per share (for an aggregate of $6.0 million).


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The purpose of the transaction was, in part, to convert a portion of debt due the Reporting Person, into equity.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, other than the transactions contemplated by the Loan Agreement described herein.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 9,500,000 shares of Common Stock, which represents 19.9% of the outstanding common stock, assuming conversion of
7.0 million shares of Series A 8% Convertible Preferred Stock on a one-share-for-one-share basis.

(b)  Not applicable.

(c)  Not applicable.

(d   Not applicable.

(e)  Not applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

a.  Stock Purchase Agreement between Colpafinsa S.A. and the Reporting Person.

b.  Certificate of Designation for the Series A Stock.


--------------------------------------------------------------------------------



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        GNB BANK PANAMA, S.A.


 July 3, 2001                          By: /s/ A. Castillo
                                            ------------------------------------